SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

HIGH PERFORMANCE BEVERAGES COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

42969X108

  (CUSIP Number)

Michael Holley

5137 E. Armor St.

Cave Creek, AZ

602.326.8290

With Copies To:

Andrea Cataneo, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

9/15/2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 42969X108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael Holley
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		328,125,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		328,125,000
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

328,125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.74% (Based on 1,849,455,297 shares of common stock issued and outstanding as of September 24, 2014)
14	TYPE OF REPORTING PERSON

IN

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of High Performance Beverages Company, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5137 E. Armor St., Cave Creek, AZ 85331.

Item 2. Identity and Background.

(a)         Michael Holley is an individual (the “Reporting Person”).

(b)         The business address of Mr. Holley is 5137 E. Armor St., Cave Creek, AZ 85331.

(c)         Mr. Holley is the President and a director of the Issuer.

(d)         Mr. Holley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Mr. Holley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Holley is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Michael Holley

On September 15, 2014, Mr. Holley received 300,000,000 shares of the Issuer’s common stock for his contribution to the Issuer.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the Issuer pursuant to a spinoff transaction, notwithstanding the Reporting Person’s role as an executive and director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Mr. Holley may be deemed to be the beneficial owner of 328,125,000 shares of the Issuer’s common stock, which constitutes approximately 17.74% of the Issuer’s common stock issued and outstanding based on 1,849,455,297 shares of common stock issued and outstanding as of September 24, 2014.

Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

Other than as set forth above, Mr. Holley is not the beneficial owners of any other shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Michael Holley

October 16, 2014	By:	/s/ Michael Holley
Name: Michael Holley

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